Mail Stop 4720   January 15, 2010

Ms. Irina Cudina
President and Chief Executive Officer
Farmacia Corporation
204/2 Alba Yulie Street, Suite 68
Kishineu, MD 2001, Moldova

> **Re: Farmacia Corporation**
> **Registration Statement on Form S-1**
> **Filed December 18, 2009**
> **File No. 333-163815**

Dear Ms. Cudina:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please provide us proofs of all graphic, visual, or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note we may have comments regarding these materials.

2. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

3. Your disclosure indicates that your plan of operation is to develop a website, design and develop a catalogue and establish a pharmacy. However, your disclosure shows that you had no assets as of October 31, 2009, you have no revenues, no operations, no contracts regarding your proposed business, no employees with knowledge of the pharmaceutical industry, have not conducted any marketing research and do not know if you will be required to obtain licenses or comply with regulatory requirements before establishing your business. Furthermore, it is uncertain from your disclosure whether you will be able to implement your business plan if only the minimum number of shares are sold. It appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company.

    In view of the foregoing, it appears that Rule 419 of the Securities Act of 1933 is applicable to your offering and you must deposit the funds in an escrow account and comply with all other aspects of Rule 419. If you believe that you do not fall within the definition of the blank check company, appropriate disclosure to demonstrate the status of your specific business plan should be included in the prospectus.

Outside Front Cover Page

4. If you use the prospectus prior to the effective date of the registration statement, please include a prominent statement that:

    - The information in the prospectus will be amended or completed;
    - A registration statement relating to these securities has been filed with the Securities and Exchange Commission; and
    - The securities may not be sold until the registration statement becomes effective.

5. We note the statement that future actions by creditors may preclude or delay the return of funds to investors. Please clarify whether you are referring to specific creditors and whether these are creditors of the registrant or Ms. Cudina individually. We specifically note that the expenses relating to the offering are estimated to be $5,000. Please explain how these expenses will be paid if you do not sell the minimum number of shares.

6. We note the statement that in the event the minimum offering is not sold within 270 days, all money received will be promptly returned. However, in addition to possible action by creditors, in the absence of an escrow, trust or similar account, there is no assurance to investors that the funds will be returned to them. Please revise the disclosure accordingly.

7. We note the statement that the Wells Fargo account "is merely a separate account under our control where we have segregated your funds." Please revise the discussion to reflect the account is solely under the control of Ms. Cudina.

8. We note the statement that Ms. Cudina will not receive any commissions or proceeds of the offering for selling shares on our behalf. Please reconcile this statement with the proposed use of proceeds to repay indebtedness owed to Ms. Cudina.

Summary of the Offering, page 3

9. Please expand the discussion to state, if true, that your sole officer, director and employee is not a pharmacist and has no experience in pharmacy operations.

10. Please expand the discussion to briefly describe the nature of the goods and services you propose to provide at your pharmacies. Please provide an expanded discussion in the "Business" section.

Selected Financial Data, page 4

11. The total liabilities listed in the table here does not reconcile to your audited balance sheet. Please revise to eliminate all inconsistencies.

Risk Factors, page 4

12. If applicable, please consider including separate risk factors discussing the following or explain why you believe these factors do not present a material risk:

- your sole officer and director is not a pharmacist and has no experience in pharmacy operations;
- you are unaware of governmental or regulatory requirements that may impact your proposed operations or even engage in your proposed business activities;
- you have not conducted any market research into the likelihood of success of your proposed operations;
- you will need additional financing;
- risks relating to competition;
- risks relating to government regulation;
- your dependence on Ms. Cudina to carry out your business plan;
- the substantial costs you will incur as a result of operating as a public company;
- the immediate and substantial dilution in the book value of your shares; and
- the risk that since you do not intend to pay dividends on your common stock any returns on an investment in your stock will be limited to an increase in the value of your stock and your stock might not increase in value.

"We lack and operating history and have losses that we expect to continue into the future…," page 5

13. It appears that the extent of your losses will increase as operating losses are incurred. Please revise the risk factor discussion, if true, to highlight that you expect to incur substantial operating losses in future periods.

14. You state that your net loss since inception includes $2,500 in consulting fees. This does not appear to reconcile to your Statement of Operations. Please revise to eliminate all inconsistencies.

"If we do not attract customers, we will not make a profit…," page 5
"If we do not make a profit, we will have to suspend operations…," page 5

15. These risk factors appear to describe the same risk. Please consider combining the two discussions into one risk factor.

"Because our sole officer and director will only be devoting limited time…," page 6

16. We note that Ms. Cudina is currently the president of an advertising agency. Please describe and quantify the competing demands on Ms. Cudina's time.

"Because we have only one officer and director who has no formal training in financial accounting and management, who is responsible for our managerial and organizational structure, in the future, there may not be effective disclosure and accounting controls…," page 6

17. Please delete the last sentence of the risk factor discussion as it mitigates the risk you are describing.

"Because our sole officer and director does not have prior experience in financial accounting and the preparation of reports under the Securities Act of 1934, we may have to hire additional experienced personnel…," page 6

18. This risk factor appears to be similar to the risk factor pertaining to the possible lack of effective disclosure and accounting controls. Please consider combining the two risk factors and related risk factor discussions.

19. Please expand the discussion to clarify how hiring additional personnel may impact your cost of operations and the period of time for which the minimum offering proceeds will enable your operations to continue. Please quantify the costs you refer to in this risk factor discussion.

"Because we do not have an escrow or trust account for your subscription …," page 6

20. Please expand the discussion to describe the nature of any potential bankruptcy or creditor proceedings that may be instituted. In this regard, we note you propose to conduct operations in Moldova and the investors' funds will be deposited in a bank account in the United States.

21. Please clarify whether you are referring to indebtedness of the company or indebtedness of Ms. Cudina.

22. Other than the costs of the offering you have already described, please discuss what, if any, additional costs you anticipate incurring prior to the completion of the minimum offering.

23. In addition to a bankruptcy proceeding or creditor judgments, please clarify whether Ms. Cudina or anyone else has access to the funds in the "separate account" prior to the sale of the minimum offering amount.

"FINRA sales practice requirements may limit a stockholder's ability…," page 7

24. Please expand the discussion to identify FINRA.

Use of Proceeds, page 8

25. We note the cost of establishing a pharmacy is $15,000 and the cost of equipment is $40,000, yet you have allocated $2,000 and $5,000, respectively, in the event only the minimum offering is attained. Please reconcile the fact that if only the minimum amount of the offering is sold you will not have sufficient funds to open a pharmacy with the risk factor disclosure that after expenses, the minimum amount of the offering will enable you to operate for one year. If your plans for your website, catalog and pharmacy differ depending on the amount of funds raised in the offering, these differences should be explained.

26. Here you state "We will repay $275 that was advanced to us by our president, Irina Cudina." This appears to contradict the disclosure provided in the first paragraph on page 23. Please revise to eliminate all inconsistencies.

27. The use of proceeds presentation does not appear to provide for an inventory of pharmaceuticals or related products. Please advise or revise.

Dilution of the Price You Pay for Your Shares, page 9

28. You discussion refers to comparisons between purchasers in the offering and existing stockholders. Since there is currently only one stockholder, the

discussion should be revised accordingly.

29. It appears that your net tangible book value of your common shares at October 31, 2009 was a deficit of ($275). Please revise or tell us why the ($775) deficit is correct. This comment also applies to your calculations of net tangible book value based on the number of common shares sold.

Plan of Distribution; Terms of the Offering, page 11

30. We note that the separate account is not an escrow, trust, or similar account. Accordingly, it appears that any party with access to the account could withdraw funds for any purpose without regard to any minimum or other requirement. Please revise the disclosure accordingly.

31. We note the discussion of material changes that would entitle investors to a refund of their money after a period of 270 days. Please expand the discussion to clarify whether the list is all inclusive or merely intended to describe the nature of the changes considered to be material. In this regard, for example, we note the change of your proposed business, proposed use of proceeds, or the absence of your sole officer and director are not listed as material changes that warrant a refund.

32. Additionally, please clarify that if the offering is modified as specified you will return all of the proceeds received at least contemporaneously with the institution of the new offer. The only exception to this requirement is if the offer is extended beyond the initial offering period. If the offering is modified in this manner you may inform the purchasers that their money will be refunded unless the purchaser makes an affirmative statement to you that they wish to subscribe to the extended offering.

33. Please clarify whether the sale of the shares covered by the registration statement will be made solely by Ms. Cudina.

34. Please reconcile the statements on page 12 that "… we intend to advertise, through tombstones, and hold investment meetings in various states where the offering will be registered" with "we intend to sell our shares outside of the United States."

Business, page 17

35. Please expand the discussion to provide additional information concerning Moldova and the specific areas in which you propose to operate pharmacies to provide prospective investors with a better understanding of the factors that may impact your proposed business operations, including, but not limited to:
    - Geographic location;
    - Demographic information;

- The economy;
- Type of government;
- Development and availability of the internet;
- Healthcare delivery system; and
- The typical methods of payment for and reimbursement of medical and medically related expenses, e.g. private pay, government-provided, insurance plans, etc.

36. Please expand the discussion to provide more specific information concerning your proposed operations. For example:

- Please describe the nature of your proposed pharmacy operations including the products and services provided, hours of operation, and delivery services;
- Please describe the information that will be available on your website and explain whether and how the website will be integrated with your pharmacy operations;
- Please describe your catalogue, the nature of the products that will be included in the catalogue, whether all of your products you propose to sell in the pharmacy will be included, the frequency of distribution of the catalogue, how you propose to address the issue of possible obsolescence of the information contained in the catalogue and a competitor's ability to price below your advertised price; and
- Please clarify whether the company is accruing rent payable to Ms. Cudina and whether any of the offering proceeds will be used for delinquent or future rental payments.

37. We note the last sentence under the section entitled "General." Please expand the discussion to describe the type of advisory services you propose to provide.

38. Please expand the discussion to describe your proposed source of inventory for your pharmacy. If you will be at a competitive disadvantage due to buying power or otherwise, consider adding a risk factor addressing the risk.

39. Please include an expanded discussion of your proposed business plan, including the plan "to open our business on a cost-sharing basis with potential vendors…."

40. We note the use of proceeds discussion does not contain an allocation for rent. Please advise or revise.

41. Please include a discussion of the approximate size of the space required to conduct your initial pharmacy operations.

42. We note from the discussion under "Plan of Operation" that you plan to market your business by establishing a website, advertising by catalogue and billboards, and personal contacts. In addition, we note you do not plan to lease a retail space until your marketing is completed. Please expand the discussion to describe the

anticipated amount of time needed to secure a retail space and to begin the delivery of pharmacy goods and services. In addition, please address the anticipated impact, if any, on customer relations as a result of the time lag between the beginning of your marketing efforts and the onset of business operations.

43. We note your statement under "Plan of Operation" that you do not expect to purchase any significant equipment. This statement contradicts the statements in the Use of proceeds section that you will spend $5,000 on equipment if the minimum number of shares are sold and $40,000 if the maximum number of shares are sold. These expenses amount to 25% and 40% of the offering proceeds, respectively. Please revise your disclosure or explain why you believe these statements are not contradictory.

Management's Discussion and Analysis of Financial Condition or Plan of Operation, page 14

Limited Operating History; Need for Additional Capital, page 16

44. We note your statement "In addition to this offering, we are seeking equity financing in order to obtain the capital required to implement our business plan." Please disclose the additional financing necessary and your alternatives if you are unable to obtain additional financing.

Liquidity and Capital Resources, page 16

45. The total liabilities disclosed does not reconcile to your audited balance sheet. Please revise to eliminate all inconsistencies.

46. Please explain the reference to electronics rental services.

Target Market, page 17

47. Please expand the discussion to include the population of Kishineu.

48. Please expand the discussion to describe the competition you will face in the market, e.g. the number of pharmacies that already exist; the number of pharmacy chains that currently exist in Kishineu and Moldova, respectively; and the number of alternative sources of the products you intend to offer in your pharmacy such as grocery stores, hospitals, etc.

49. Please identify the principal methods of competition, e.g. price, service, etc., in the pharmacy business. To the extent they may exist, please describe the positive and negative factors pertaining to your competitive position if known or reasonably available to you. See Item 101(c)(x) of Regulation S-K.

Regulatory Requirements, page 17

50. Please expand the discussion to describe whether, when and how you will determine the existence of regulatory requirements that may impact your proposed business.

51. Please clarify whether, since you are a foreign company, there are any restrictions on your proposed operations in Moldova.

52. Please expand the discussion to state whether and when you will return proceeds of the offering in the event you are unable to satisfy applicable regulatory requirements.

Employees; Identification of Certain Significant Employees, page 18

53. Please clarify whether you need to employ a duly authorized and/or certified pharmacist to conduct your proposed business. If so, please discuss when you intend to hire a pharmacist and whether you anticipate encountering difficulty in filling the position.

Offices, page 18

54. Please identify the owner of the premises that you currently lease.

Background of our Sole Officer and Director, page 19

55. Please expand the discussion relative to Ms. Cudina's prior experience to address the nature of the responsibility of her prior positions to provide adequate disclosure of her prior business experience. Such discussion, depending upon the circumstances, could include specific information pertaining to the size of the operation supervised, e.g. number of employees, revenues, etc. In addition, please expand the discussion to describe the type of business engaged in by "Techno Mir."

Audit Committee Financial Expert, page 19

56. Please reconcile the discussion in this section with your statement in the "Officers and Directors" section that the "board of directors has no nominating, auditing or compensation committees."

Financial Statements, page 24

Report of Independent Registered Public Accounting Firm, page F-1

1. You disclose on page 23 that M&K CPAs PLLC ("M&K") will prepare your financial statements. It appears that these non-audit services will result in M&K

not being independent. Please explain to us how M&K is or will be independent if they prepare your financial statements. See Rule 201(c)(4) of Regulation S-X and independence rules of the PCAOB.

Note 3 – Related Party Transactions, page F-9

2. Please tell us, and disclose how you determined the value of the donated services.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your exhibits, amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tabatha Akins at (202) 551-3658 or Don Abbott at (202) 551-3608 if you have questions regarding comments on the financial statements and related matters. Please contact John Krug, Senior Counsel, at (202) 551-3862, Suzanne Hayes, Branch Chief, at (202) 551- 3675, or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Richard O. Weed, Esq.
        Weed & Co., LLP
        4695 MacArthur Court, Suite 1430
        Newport Beach, California 92660